AM 3-23-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response....	12.00


05041196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AHA Financial Solutions Inc

OFFICIAL USE ONLY
FIRM I.D. NO.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH. D.C.
185
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Franklin, 30th Floor
(No. and Street)

Chicago (City) **IL** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna M. Kucera **312-422-3277**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

191 North Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/28/2005

3/23/05

OATH OR AFFIRMATION

I, **R. John Evans**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AHA Financial Solutions Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.



OFFICIAL SEAL
ANNA M KUCERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08-19-06

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

AHA Financial Solutions, Inc.

(A wholly owned subsidiary of American Hospital Association Services Inc.)

Financial Report

December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
185
SECTION

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
AHA Financial Solutions Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of AHA Financial Solutions Inc. as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of AHA Financial Solutions Inc. for the year ended December 31, 2003 were audited by other auditors whose report, dated February 19, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of AHA Financial Solutions Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2005

AHA Financial Solutions Inc.

Statements of Financial Condition
December 31, 2004 and 2003

Assets		2004		2003
Cash and cash equivalents	$	**2,432,557**	$	2,113,010
Investments - at fair value (2004 $1,721,831; 2003 $1,629,842)		**1,650,100**		1,419,539
Commissions and sponsorship fees receivable		**1,799,288**		1,624,869
Amount receivable from related parties		**1,396**		78,700
		5,883,341		5,236,118
Furniture and equipment		-		259,634
Less accumulated depreciation		-		258,182
		-		1,452
Deferred income tax benefit, net		**115,949**		191,944
Other assets		**33,082**		47,042
		149,031		238,986
Total assets	**$**	**6,032,372**	$	5,476,556
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and other liabilities	$	**771,941**	$	816,000
Income taxes payable to parent		**1,464,230**		474,556
Amount due to related parties		**308,249**		115,427
		2,544,420		1,405,983
Stockholder's Equity				
Common stock $1 par value				
Authorized, issued and outstanding 1,000 shares		**1,000**		1,000
Additional paid-in capital		**1,286,391**		1,286,391
Retained earnings		**2,200,561**		2,783,182
Total stockholder's equity		**3,487,952**		4,070,573
Total liabilities and stockholder's equity	**$**	**6,032,372**	$	5,476,556

The accompanying notes are an integral part of these financial statements.

AHA Financial Solutions Inc.

Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003
Income:		
Commissions	$ 10,628,673	$ 2,484,115
Sponsorship fees	3,290,236	3,283,649
Dividend and interest income	64,108	25,995
Net realized gain on investments	400	-
Net unrealized gain (loss) on investments	138,572	249,976
Other	27,555	2,833
	14,149,544	6,046,568
Expenses:		
Compensation	2,738,192	2,372,801
Consultants, legal, and other fees	403,532	488,988
Travel	274,646	328,675
Rental and facilities	302,796	223,927
Depreciation and amortization	-	871
Printing, postage and marketing	478,930	379,749
Tradeshows and functions	129,962	168,264
Other	895,938	223,658
	5,223,996	4,186,933
Income before income taxes	8,925,548	1,859,635
Federal and state income taxes (benefit):		
Current	3,432,174	773,263
Deferred	75,995	(19,319)
	3,508,169	753,944
Net income	$ 5,417,379	$ 1,105,691

The accompanying notes are an integral part of these financial statements.

AHA Financial Solutions Inc.

Statements of Stockholder's Equity
Years Ended December 31, 2004 and 2003

	Common Stock		Additional	Retained	Total Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance, January 1, 2003	1,000	$ 1,000	$ 1,286,391	$ 2,677,491	$ 3,964,882
Dividends	-	-	-	(1,000,000)	(1,000,000)
Net income	-	-	-	1,105,691	1,105,691
Balance December 31, 2003	1,000	1,000	1,286,391	2,783,182	4,070,573
Dividends	-	-	-	(6,000,000)	(6,000,000)
Net income	-	-	-	5,417,379	5,417,379
Balance, December 31, 2004	**1,000**	**$ 1,000**	**$ 1,286,391**	**$ 2,200,561**	**$ 3,487,952**

The accompanying notes are an integral part of these financial statements.

AHA Financial Solutions Inc.

Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Net income	$ 5,417,379	$ 1,105,691
Adjustments to reconcile net income to net cash provided by operating activities:		
Purchases of investments	(91,989)	(12,314)
Provision for depreciation and amortization	-	871
Net realized and unrealized (gain) on investment	(138,572)	(249,976)
Net change in commissions and sponsorship fees receivable	(174,419)	(282,288)
Benefit for deferred income taxes	75,995	(19,319)
Net change:		
Income taxes receivable	-	110,622
Income taxes payable	989,674	474,556
Amount due to related parties	192,822	(6,995)
Amount receivable from related parties	77,304	(78,700)
Accounts payable and other liabilities	(44,059)	656,535
Other assets	13,960	(33,680)
Net cash provided by operating activities	6,318,095	1,665,003
Cash Flows from Investing Activities		
Proceeds from disposition of furniture and equipment,		
Net cash provided by investing activities	1,452	-
Cash Flows from Financing Activities		
Dividends paid,		
Net cash (used in) financing activities	(6,000,000)	(1,000,000)
Net increase in cash and cash equivalents	319,547	665,003
Cash:		
Beginning	2,113,010	1,448,007
Ending	$ 2,432,557	$ 2,113,010
Supplemental Disclosure of Cash Flow Information		
Cash paid for income taxes, net of refunds received	$ 2,623,000	$ 188,000

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Organization: AHA Financial Solutions Inc. (the Company), is a wholly owned subsidiary of American Hospital Association Services, Incorporated (AHASI), which is a wholly owned subsidiary of American Hospital Association (Association). The Company is registered as a broker-dealer with the Securities and Exchange Commission and its primary business activities include acting as a broker-agent for certain Association-sponsored risk and resource management programs. As a broker-agent, the Company designs and markets these programs to member hospitals and other health care providers. The Company also provides value-added support and educational services for all Association-sponsored programs.

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company, the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States, and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies, and promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Approximately 21% for 2004 and 11% for 2003 of the Company's commission and sponsorship fee revenue was from one business partner. .

Cash and cash equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents, including money market funds.

Investments: The Company invests in mutual funds sponsored by the Association. Investments are stated at fair value based on quoted market prices. Differences between cost and fair value are included as a component of income.

Commissions: Commissions on Company-sponsored programs, billed directly by business partners, are recognized as income when premiums are received by the business partners. Fees for services are recognized when the services are rendered.

Sponsorship fees: The Company receives sponsorship fees from its business partners in exchange for granting its endorsement to its business partners' products. These fees are recognized as revenue in the fiscal year in which the endorsement is granted and the fees are due. In the case of multiyear contracts, revenue is recognized on an annual basis as each annual payment is due. When sponsorship fees are received in the form of service credits, fee revenue is recognized as the related expenses are incurred.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fixed assets, depreciation, and amortization: Furniture and equipment are stated at cost.

Provisions for depreciation and amortization are computed using straight-line and accelerated methods over periods ranging from three to ten years for furniture and equipment.

Taxes: The Company uses the asset and liability method to record income taxes. Accordingly, deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

The Company is included in the consolidated federal income tax return of AHASI. The Company is a party to a tax-sharing agreement with the other members of the consolidated tax group. Income taxes are allocated to the Company as if it were preparing separate stand-alone tax returns.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Related Party Transactions

At December 31, 2004 and 2003, the Company had approximately $1,650,000 and $1,420,000, respectively, invested in Association-sponsored mutual funds. The funds, which are managed by an AHA independent party, are registered investment companies with the Securities and Exchange Commission under the Investment Company Act of 1940.

Included in expenses are $167,000 in 2004 and $131,000 in 2003 for charges principally representing an allocation of salaries for various administrative services provided by personnel of the Association and other related organizations.

Note 2. Related Party Transactions (Continued)

The Company leases office space under a month-to-month leasing arrangement. For the period beginning January 1, 2003 through November 30, 2004, the office space was leased from the Association. Beginning on December 1, 2004, the Company leases office space from AHASI. Included in rental expense is $192,000 in 2004 and $183,000 in 2003 pertaining to this arrangement.

The Company's Board of Directors declared dividends of $1,000,000 and $5,000,000 on February 19, 2004 and September 16, 2004, respectively, which were paid on February 20, 2004 and September 28, 2004, respectively, to AHASI.

The Association and the Company entered into an agreement with an effective date of September 1, 2001 with a business partner in which the Association will provide endorsement to the business partner's products in exchange for $3,500,000 of credits to be received by the Association as the Association incurs expenses over a five-year term. The Company will recognize the revenue as the Association incurs the expenses. The Company recognized revenue relating to this agreement of $1,156,000 in 2004 and $614,000 in 2003. During the year ended December 31, 2004, the Company and the Association terminated this agreement. In accordance with the Termination Agreement, the Company received a payment of $8,300,000, included in commissions on the statement of income. Additionally, in accordance with the Termination Agreement, the Association and affiliated entities received service credits in the amount of $3,400,000 that will expire on July 31, 2006, if not fully used. For the year ended December 31, 2004, the Company recognized revenue of approximately $912,000 related to these service credits.

The Association and the Company entered into two agreements with the effective date of October 1, 2003 with business partners in which the Company will provide marketing services for the business partners' products in exchange for $237,046 and $300,000, respectively, of software licenses and maintenance to be utilized by the Association over five years. The Company is recognizing the revenue ratably over the lives of the agreements. The Association is recognizing expense associated with the licenses over their useful lives and is expensing maintenance cost as incurred. In 2004 and 2003, the Company recognized revenue relating to these agreements of $97,358 and $22,098, respectively. As of December 31, 2004 and 2003, deferred revenue of $186,500 and $238,858, respectively, is included in accounts payable and other liabilities.

During the year ended December 31, 2004, the Company made an unrestricted charitable contribution to an affiliated entity in the amount of $650,000.

Note 3. Net Capital Requirements

As a registered broker dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $1,263,584, which was $1,093,956 in excess of its required net capital of $169,628. The Company's ratio of aggregate indebtedness to net capital was 2.01 to 1. The net capital rules may effectively restrict the payment of cash dividends.

Note 4. Pension Plan

Substantially all employees of the Company participate in a defined-benefit pension plan covering employees of the Association and its subsidiaries. Based on the proportion of the Company's valuation payroll to total valuation payroll of all participants in the plan, allocated pension expense amounted to $136,000 and $128,000 in 2004 and 2003, respectively. Due to the nature of the plan, it is not practicable to separately identify the changes in the benefit obligation and plan assets and the resulting funded status and components of net periodic benefit cost of the individual organizations participating in the plan.

The Association also offers a 401(k) savings plan to its employees. A matching contribution of 50% is made by the Association on the first 6% of the contributing employee's salary. The Association's matching contributions amounted to $44,000 and $36,000 for 2004 and 2003, respectively. Benefit payments to individual participants are limited to the extent of the funds accumulated in each participant's accounts.

For the year ended December 31, 2004, the Association added a 2 percent Company contribution to the 401(k) plan for employees hired after December 31, 2003, to replace participation in the defined benefit plan which was closed to new participants. Current employees were given the option to remain in the defined benefit plan or freeze their benefit in the defined benefit plan and going forward participate in the 2 percent 401(k) plan. The Company's contribution amounted to $15,000 and $0 for the years ended December 31, 2004 and 2003, respectively.

Note 5. Income Tax

The Company's net deferred income tax benefit is comprised of deferred tax assets of $128,725 and $210,155, at December 31, 2004 and 2003, respectively, primarily related to unrealized losses on investments and deferred revenue. The deferred tax assets are net of deferred tax liabilities of $12,776 and $18,211, at December 31, 2004 and 2003, respectively, primarily related to prepaid expenses. The Company's effective income tax rate varies from the prevailing corporate income tax rate of 34% primarily due to state income tax expense.

The Company has not established a valuation allowance for the deferred tax asset, as management believes the deferred tax assets will be realized based upon a history of continued profitability.

Provisions (benefit) for income taxes consist of the following:

	2004	2003
Current provision:		
Federal	$ 2,812,397	$ 636,559
State	619,777	136,704
	3,432,174	773,263
Deferred benefit	75,995	(19,319)
Federal and state tax	$ 3,508,169	$ 753,944

AHA Financial Solutions Inc.

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

	Schedule I
Net capital:	
Common stock	$ 1,000
Additional paid-in capital	1,286,391
Retained earnings	2,200,561
	3,487,952
Less:	
Commissions and sponsorship fees receivable	1,799,288
Amount receivable from related parties	1,396
Deferred income tax benefit, net	115,949
Other assets	33,082
Haircut on securities	274,653
Net capital	$ 1,263,584
Aggregate indebtedness	
Total liabilities	
Total aggregate indebtedness	$ 2,544,420
Capital requirements:	
Minimum net capital requirement	$ 169,628
Net capital in excess of requirement	1,093,956
Net capital as above	$ 1,263,584
Ratio of aggregate indebtedness to net capital	2.01 to 1

Statement pursuant to Paragraph (d) of rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's Unaudited Part II-A Focus report as of December 31, 2004, as amended on February 8, 2005.

AHA Financial Solutions Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2004

Schedule II

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2004

Schedule III

The Company is exempt under paragraph (k)(l) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

Board of Directors
AHA Financial Solutions Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of AHA Financial Solutions Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

McGladrey & Pullen, LLP

Chicago, Illinois
January 28, 2005